SD 3/4/03

03002309

VF 3-4-03

STATES
HANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2003 SEC MAIL SECTION

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street (suite 1000)
(No. and Street)

White Plains, N/Y 10606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (914) 682-6809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey Melegrano
(Name – *if individual, state last, first, middle name*)

310 Harwood Building, Scarsdale, N.Y. 10583
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 13 2003

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning Inc, as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LISA MARIE MONDELLI
Notary Public, State Of New York
Qualified In Dutchess County
Registration #01MO6060997
Commission Expires July 9, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2002 and 2001

JEFFREY D. MELAGRANO, C.P.A., P.C.
HARWOOD BUILDING
SCARSDALE, NEW YORK 10583

Member
NY State Society of CPAs

Telephone (914) 723-3400
Facsimile (914) 723-8317

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. as of December 31, 2002 and 2001 and the related statements of income, accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jeffrey D. Melagrano

February 26, 2003

Westchester Capital Planning, Inc.
Balance Sheet

	December 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$1,731	$2,114
Commissions receivable	338	839
Total Current Assets	2,069	2,953
Fixed Assets		
Computer equipment	2,183	2,183
Accumulated depreciation	(687)	(250)
	1,496	1,933
Other Assets		
Investments	8,007	7,969
Security deposits	540	540
Total other assets	8,547	8,509
TOTAL ASSETS	$12,112	$13,395
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$2,000	$1,981
Stockholder's Equity		
Common stock		
no par value, 200 shares authorized, issued, and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained deficit	(10,310)	(9,008)
Total Stockholder's Equity	10,112	11,414
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$12,112	$13,395

See notes to financial statements

Westchester Capital Planning, Inc.
Statement of Income and Retained Deficit

	Years Ended December 31, 2002	2001
Revenues		
Commission income	$54,234	$60,027
Fee based income	1,975	2,000
Interest and dividends	52	191
Total Revenue	56,261	62,218
Expenses		
Officer compensation		2,000
Payroll taxes	402	169
Advertising		1,953
Auto expense	4,395	1,924
Bank charges	30	115
Depreciation expense	436	250
Dues and subscriptions		135
Taxes and fees		150
Licenses & registration	2,839	761
Medical insurance		3,059
Insurance	731	315
Supplies	495	728
Office expense	1,252	1,096
Estate planning costs		375
Legal and accounting	3,017	6,690
Rent and office services	3,891	5,494
Professional education	1,085	
NYS Franchise tax	100	100
Postage	1,020	2,001
Telephone	3,595	5,765
Total operating expenses	23,288	33,080
Net Income	32,973	29,138
Retained deficit beginning of year	(9,008)	(10,478)
Shareholder distributions	(34,275)	(27,668)
Retained deficit end of year	($10,310)	($9,008)

See notes to financial statements

Westchester Capital Planning, Inc.
Statement of Cash Flows

	Years Ended December 31, 2002	2001
Cash flows from operating activities:		
Net income	$32,973	$29,138
Adjustment to reconcile net income to cash provided by operating activities:		
Depreciation	437	250
Receivables	501	305
Accounts payable	19	(19)
Cash provided by operating activities	33,930	29,674
Cash flows from investing activities:		
Fixed asset purchase	0	(2,183)
Purchase of securities	(38)	(2,425)
Cash (used) for investing activities	(38)	(4,608)
Cash flows from financing activities:		
Shareholder distribution	(34,275)	(27,668)
Cash (used) for financing activities	(34,275)	(27,668)
(Decrease) Increase in cash for period	(383)	(2,602)
Cash - beginning of period	2,114	4,716
Cash - end of period	$1,731	$2,114

See notes to financial statements

WESTCHESTER CAPITAL PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1 - Organization and Description of the Business

Westchester Capital Planning, Inc. (the ''Company''), is a New York company, which provides financial services to investors.

2 - Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

3 - Investments

Investments are stated at cost. The fair market value of investments as of December 31, 2002 and 2001 was $7,532 and $7,407 respectively.

4 - Income Taxes

There is no provision for federal income taxes because the Company is organized as an S-corporation under federal tax law.

5 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. At December 31, 2002 and 2001 the company was in compliance with its capital requirements and had excess net capital of $1,912 and $2,226 respectively as detailed on page 5.

Westchester Capital Planning, Inc.
Statement of Net Capital

	Years Ended December 31, 2002	2001
Total assets	$12,112	$13,395
Less: adjustment to market for investments	0	562
Less: total liabilities	2,000	1,981
Net worth	10,112	10,852
Less: non allowable assets	2,036	2,473
Current capital	8,076	8,379
Less: haircuts	1,164	1,153
Net capital	6,912	7,226
Required net capital	5,000	5,000
Excess net capital	$1,912	$2,226
Aggregate indebtedness	$2,000	$1,981
Aggregate indebtedness to net capital	28.94%	27.41%

See notes to financial statements